QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 3

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

MANAGEMENT REPORT

        The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

        Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Corporation's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the Board of Directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors.

/s/ Richard J. Harrington	/s/ Robert D. Daleo
Richard J. Harrington President & Chief Executive Officer	Robert D. Daleo Executive Vice President & Chief Financial Officer
February 22, 2005

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

AUDITORS' REPORT

To the shareholders of The Thomson Corporation:

We have audited the consolidated balance sheet of The Thomson Corporation (the Corporation) as at December 31, 2004 and 2003, and the consolidated statements of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
February 22, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON
CANADA — UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's consolidated financial statements, such as the changes described in Notes 1, 2, and 26 to the consolidated financial statements of The Thomson Corporation as at and for the year ended December 31, 2004. In addition, effective January 1, 2003, the Company adopted Canadian Institute of Chartered Accountants Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations. This new standard broadened the definition of discontinued operations resulting in certain asset groups to be disposed of as of and subsequent to January 1, 2003 being presented as discontinued operations as described in Note 6, which would not have met the previous standard for the recognition, measurement, presentation or disclosure of discontinued operations.

Our report to the shareholders dated February 22, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Toronto, Canada
February 22, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

	Year ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2004	2003
		(notes 2 and 6)
Revenues	8,098	7,436
Cost of sales, selling, marketing, general and administrative expenses	(5,851)	(5,396)
Depreciation (note 10)	(620)	(587)
Amortization (note 11)	(286)	(279)

Operating profit	1,341	1,174
Net other income (note 3)	24	74
Net interest expense and other financing costs (note 4)	(235)	(252)
Income taxes (note 5)	(267)	(150)
Equity in net losses of associates, net of tax (note 14)	—	(13)

Earnings from continuing operations	863	833
Earnings from discontinued operations, net of tax (note 6)	148	32

Net earnings	1,011	865
Dividends declared on preference shares (note 15)	(3)	(9)
Net gain on redemption of Series V preference shares (note 15)	—	21

Earnings attributable to common shares	1,008	877
Retained earnings at beginning of year (note 2)	6,295	6,191
Deduct net gain on redemption of Series V preference shares recorded in Capital (note 15)	—	(21)
Dividends declared on common shares (note 15)	(495)	(752)

Retained earnings at end of year	6,808	6,295

Basic and diluted earnings per common share (note 7):
From continuing operations	$1.31	$1.29
From discontinued operations	0.23	0.05

Basic and diluted earnings per common share	$1.54	$1.34

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31,
(millions of U.S. dollars)
	2004	2003
		(notes 2 and 6)
Assets
Cash and cash equivalents	405	683
Accounts receivable, net of allowances of $345 million (2003 — $339 million) (note 8)	1,648	1,497
Inventories (note 9)	312	309
Prepaid expenses and other current assets	313	307
Deferred income taxes (note 5)	214	181
Current assets of discontinued operations (note 6)	—	67

Current assets	2,892	3,044
Property and equipment, net (note 10)	1,624	1,538
Identifiable intangible assets, net (note 11)	4,721	4,334
Goodwill (note 12)	9,119	8,089
Other non-current assets	1,287	1,247
Non-current assets of discontinued operations (note 6)	—	433

Total assets	19,643	18,685

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness (note 14)	7	87
Accounts payable and accruals	1,738	1,520
Deferred revenue	1,043	939
Current portion of long-term debt (note 14)	295	484
Current liabilities of discontinued operations (note 6)	—	115

Current liabilities	3,083	3,145
Long-term debt (note 14)	4,013	3,684
Other non-current liabilities	1,015	998
Deferred income taxes (note 5)	1,570	1,608
Non-current liabilities of discontinued operations (note 6)	—	57

Total liabilities	9,681	9,492

Shareholders' equity
Capital (note 15)	2,696	2,639
Cumulative translation adjustment (note 19)	458	259
Retained earnings	6,808	6,295

Total shareholders' equity	9,962	9,193

Total liabilities and shareholders' equity	19,643	18,685

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

/s/ David K.R. Thomson David K. R. Thomson Director	/s/ Richard J. Harrington Richard J. Harrington Director

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended December 31,
(millions of U.S. dollars)
	2004	2003
		(notes 2 and 6)
Cash provided by (used in):
Operating activities
Net earnings	1,011	865
Remove earnings from discontinued operations	(148)	(32)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software for sale	33	38
Depreciation (note 10)	620	587
Amortization (note 11)	286	279
Net gains on disposals of businesses and investments (note 3)	(53)	(52)
Loss from redemption of bonds (notes 3 and 14)	53	—
Deferred income taxes (note 5)	(3)	21
Equity in net losses of associates, net of tax (note 14)	—	13
Other, net	137	54
Voluntary pension contributions (note 16)	(7)	(81)
Changes in working capital and other items (note 21)	(157)	(107)
Cash provided by operating activities — discontinued operations (note 6)	36	69

Net cash provided by operating activities	1,808	1,654

Investing activities
Acquisitions, less cash therein of $220 million (2003 — $25 million) (note 18)	(1,337)	(211)
Proceeds from disposals (note 18)	87	288
Additions to property and equipment, less proceeds from disposals of $10 million (2003 — $6 million)	(619)	(568)
Other investing activities	(60)	(83)
Additions to property and equipment of discontinued operations (note 6)	(3)	(9)
Proceeds from disposals of discontinued operations (note 6)	474	137
Cash used in investing activities — discontinued operations (note 6)	(5)	(15)

Net cash used in investing activities	(1,463)	(461)

Financing activities
Proceeds from debt (note 14)	1,174	451
Repayments of debt (note 14)	(1,186)	(468)
Net repayments under short-term loan facilities	(90)	(230)
Premium on bond redemption (note 14)	(41)	—
Redemption of Series V preference shares (note 15)	—	(311)
Dividends paid on preference shares (note 15)	(3)	(11)
Dividends paid on common shares (note 15)	(484)	(658)
Other financing activities, net	1	(1)

Net cash used in financing activities	(629)	(1,228)

	(284)	(35)
Translation adjustments	6	9

Decrease in cash and cash equivalents	(278)	(26)
Cash and cash equivalents at beginning of period	683	709

Cash and cash equivalents at end of period	405	683

Supplemental cash flow information is provided in notes 4, 18 and 21.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders' equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred;

  •
  the fee is fixed or determinable; and

  •
  collectibility is probable.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based Products (excluding software)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Multiple element arrangements

When a sales arrangement requires the delivery of more than one product or service, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, the revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, according to a calculation known as the residual method. Amounts allocated to delivered items are limited if there are further obligations with respect to the delivered items.

If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

Software-related Products and Services

If the four criteria of revenue recognition are met, license fees are generally recognized ratably on a straight-line basis over the license period. Alternatively, if there is neither an associated licensing period nor future obligations, revenues are recognized upon delivery.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized within operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Capitalized Software

Certain costs incurred in connection with the development of software to be used internally are capitalized once the applicable criteria specified in generally accepted accounting principles are met. The capitalized amounts, net of accumulated amortization, are included in "Property and equipment, net" in the consolidated balance sheet. The amortization expense is included within "Depreciation" in the consolidated statement of earnings and retained earnings.

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and such amortization expense is included within "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings and retained earnings.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years
Computer hardware	3-5 years
Internal-use computer software	3-10 years

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested for impairment annually because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Identifiable Intangible Assets

Identifiable intangible assets with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows.

Tradenames	2-30 years
Customer relationships	3-40 years
Databases and content	2-25 years
Publishing rights	30 years
Other	2-29 years

Identifiable intangible assets with finite lives are tested for impairment as described under "Long-lived Assets" above.

Selected tradenames comprise the balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.

Goodwill

Goodwill is tested for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

  •
  In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit's goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair value of the Company's reporting units is determined based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.

Investments

The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company's share of net earnings or losses of the investee companies, and are reduced by dividends received.

The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence.

When the estimated fair values of investments fall below their carrying values, the investments are written down when such declines are considered to be other than temporary.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale when certain criteria are met. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

  •
  foreign currency contracts to hedge currency exposures on non-U.S. dollar denominated debt;

  •
  foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

  •
  interest rate contracts to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative's effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on foreign currency derivative instruments designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments which do not qualify as hedges are measured at fair value with changes recognized in earnings.

Stock-based Compensation Plans

Thomson has both a stock appreciation rights ("SAR") plan and a stock incentive plan, which are described in Note 20.

Because the benefits under the SAR plan are payable in cash, compensation expense is recognized as SARs change in value based on the fair market value of the Company's common stock at the end of each reporting period.

Under the stock incentive plan, Thomson may grant stock options and other equity-based awards to certain employees for up to 20,000,000 shares of common stock.

Stock Options

Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company's common stock on the day prior to the date of grant. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

Restricted Share Units

In 2004, the Company made an initial grant of Restricted Share Units ("RSUs"). The RSUs granted in 2004 vest over a period of four years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company's common stock on the day prior to the date of grant.

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA") have recently issued the following accounting standards that are applicable to the Company's activities in future periods.

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004. The Company has assessed the impact of AcG-15 and the adoption will not have an impact on the consolidated financial statements.

CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3685, Hedges.    These new Handbook Sections were issued in January 2005, and are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for Thomson is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, the Handbook sections introduce a new component of equity referred to as comprehensive income. For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board ("FASB").

Handbook Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities. While Thomson is in the process of assessing the impact of these standards, the Company does not expect a material impact to the statement of earnings and retained earnings.

Comparative Amounts

Prior periods have been restated for discontinued operations and changes in accounting policies as described in Note 2. Additionally, where necessary, certain amounts for 2003 have been reclassified to conform to the current year's presentation. Specifically, within Note 5, the December 31, 2003 valuation allowance against deferred income tax assets was decreased by $94 million, with an offsetting increase to net deferred tax liabilities related to financial instruments. Also, within Note 12, the December 31, 2002 goodwill balance by operating segment was reclassified to correspond with the current year's presentation. Specifically, the balance of goodwill in Legal & Regulatory increased by $13 million; Learning increased by $21 million; Scientific & Healthcare increased by $1 million; and Financial decreased by $35 million. Neither of these reclassifications had an impact on any financial statement line items.

Note 2: Changes in Accounting Policies

Derivatives and Hedging Activities

Effective January 1, 2004, Thomson adopted Accounting Guideline AcG-13, Hedging Relationships, and EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in "Net interest expense and other financing costs" as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within "Net interest expense and other financing costs". For the year ended December 31, 2004, a net benefit of $1 million was recognized within "Net interest expense and other financing costs" relative to this new guidance. The net amount recognized consisted of amortization of the deferred loss incurred prior to January 1, 2004 of $10 million and the recognition of the change in the fair value of these derivatives, which resulted in income of $11 million.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

The Company's only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the year ended December 31, 2004, the Company recorded expense of $2 million (2003 — $2 million) related to these obligations.

The following details the restatements related to the adoption of CICA Handbook Section 3110 made to the previously reported consolidated financial statements, after taking into account reclassifications related to discontinued operations:

	Year ended December 31, 2003
Consolidated statement of earnings and retained earnings	As reported	As restated
Depreciation	584	587
Income taxes	151	150
Net earnings	867	865
Retained earnings at beginning of year	6,196	6,191

	December 31, 2003
Consolidated balance sheet	As reported	As restated
Property and equipment, net	1,533	1,538
Other non-current liabilities	982	998
Net long-term deferred income tax liabilities	1,612	1,608
Retained earnings	6,302	6,295

	Year ended December 31, 2003
Consolidated statement of cash flow	As reported	As restated
Net earnings	867	865
Depreciation	584	587
Deferred income taxes	22	21

Revenue Recognition

Effective January 1, 2004, the Company applied the guidance in EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") 104, Revenue Recognition in Financial Statements. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because the Company had previously applied the provisions of SAB 104, the adoption of EIC Abstract 141 did not impact the consolidated financial statements.

Also effective January 1, 2004, the Company applied EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to the U.S. GAAP set forth in Emerging Issues Task Force ("EITF") Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because the Company had previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact the consolidated financial statements.

Generally Accepted Accounting Principles

CICA Handbook Section 1100, Generally Accepted Accounting Principles became effective for the Company's fiscal year beginning January 1, 2004. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within Canadian GAAP. This Handbook Section did not impact the consolidated financial statements.

Note 3: Net Other Income

During the period, Net other income includes:

	Year ended December 31,
	2004	2003
Net gains on disposals of investments and businesses	53	52
Loss from redemption of bonds	(53)	—
Other income	24	22

Net other income	24	74

Net gains on disposals of businesses and investments

For the year ended December 31, 2004, this amount includes a gain of $35 million from the sale of an investment. Additionally, this amount includes $14 million from the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 23. The most significant item in 2003 was a $55 million gain recorded upon completion of the sale of the Company's 20% interest in Bell Globemedia Inc. ("BGM") in March 2003. See Note 22.

Loss from redemption of bonds

On November 26, 2004, the Company redeemed four outstanding issuances of debt securities with an aggregate book value of approximately Cdn $1.2 billion (approximately US$0.8 billion). The loss primarily represents required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See Note 14.

Other income

Other income primarily relates to a $22 million legal settlement from a competitor that was received in July 2004. In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company's claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC paid Thomson $44 million in two equal installments, the first of which was received in July 2003.

Note 4: Net Interest Expense and Other Financing Costs

	Year ended December 31,
	2004	2003
Interest income	10	10
Interest expense on short-term indebtedness	(2)	(6)
Interest expense on long-term debt	(243)	(256)

	(235)	(252)

Interest paid on short-term indebtedness and long-term debt during 2004 was $250 million (2003 — $263 million) and interest received during 2004 was $10 million (2003 — $12 million).

Note 5: Income Taxes

The components of earnings (loss) before taxes by jurisdiction are as follows:

	Year ended December 31,
	2004	2003
Canada	(215)	(127)
U.S. and other jurisdictions	1,345	1,123

Total earnings before taxes(1)	1,130	996

(1) Represents earnings from continuing operations before equity in net losses of associates, net of tax and income taxes.

The provision for income taxes consisted of:

	Year ended December 31,
	2004	2003
Canada:
Current	1	1
Deferred	—	—

Total Canadian	1	1

U.S. and other jurisdictions:
Current	269	128
Deferred	(3)	21

Total U.S. and other jurisdictions	266	149

Total worldwide	267	150

The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31 are as follows:

	2004	2003
Accrued expenses	184	178
Accounts receivable allowances	96	94
Deferred compensation	90	85
Tax loss and credit carryforwards	854	740
Other	91	77

Total deferred tax asset	1,315	1,174
Valuation allowance	(408)	(440)

Net deferred tax asset	907	734
Intangible assets	(1,594)	(1,538)
Property and equipment	(265)	(244)
Financial instruments	(214)	(170)
Pension	(154)	(148)
Other	(36)	(61)

Total deferred tax liability	(2,263)	(2,161)

Net deferred tax liability	(1,356)	(1,427)

The net deferred liability of $1,356 million (2003 — $1,427 million) was comprised of net current deferred tax assets of $214 million (2003 — $181 million) and net long-term deferred tax liabilities of $1,570 million (2003 — $1,608 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The change in the valuation allowance from 2003 to 2004 primarily relates to:

  •
  Reversals related to UK losses and tax credit carryforwards which are now considered more likely than not to be used due to changes in tax laws; lower required allowances against Canadian losses which, while still fully provided against, are first offset by deferred tax liabilities which increased in 2004 from the revaluation of debt and currency swaps; and reversals due to the sale of Canadian net operating losses which previously had full valuation allowances offsetting the related asset.

  •
  Additions from Canadian losses sustained in 2004; certain tax losses arising on the disposal of businesses; and the impact of currency translation.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 36.0% (2003 — 36.6%) to the income tax provision:

	2004	2003
Earnings before taxes	1,130	996

Income taxes at the Canadian corporate tax rate	407	365
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(176)	(173)
Change in valuation allowance	36	33
Net change to contingent tax liabilities	14	(64)
Other, net	(14)	(11)

Income tax provision on continuing operations	267	150

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company's operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company's effective tax rate and the cash tax cost depend on the laws of numerous countries and the provisions of multiple Income Tax Conventions between various countries in which Thomson operates.

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. The Company's contingency reserves principally comprise possible issues for the years 2001 to 2004. In the fourth quarter of 2003, the Company reduced its contingent tax liabilities by a net amount of $64 million, principally arising from a favorable tax settlement.

At December 31, 2004, the Company had Canadian tax loss carryforwards of $1,074 million, tax loss carryforwards in other jurisdictions of $911 million, and U.S. state tax loss carryforwards of $1,127 million which at current U.S. state rates have an estimated value of $57 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2007 and 2010. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2005 and 2023. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $22 million, which may be carried forward indefinitely, and $78 million of capital loss carryforwards that may be used only in offsetting future capital gains. In the fourth quarter of 2004, the Company sold a wholly-owned subsidiary, whose only asset consisted of Canadian tax loss carryforwards to a company controlled by Kenneth R. Thomson. See Note 23.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $4.4 billion at December 31, 2004. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company's intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on that portion of the undistributed earnings, which is available for dividends, are not practicably determinable.

Note 6: Discontinued Operations

The following four businesses, along with one other small business from Thomson Learning, which was sold in June 2003, are classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses was considered fundamental to the integrated information offerings of Thomson.

In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. The Company recorded a post-tax gain of $94 million in 2004. The results of Thomson Media had previously been reported in the Corporate and other segment.

In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. ("Sheshunoff"), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003. Based on the status of negotiations at March 31, 2004, the Company recorded a further pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. The Company recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.

In October 2003, Thomson sold its portfolio of healthcare magazines for $135 million and recorded the related post-tax gain on the sale of $63 million in the fourth quarter of 2003. The magazines had previously been managed within Thomson Scientific & Healthcare.

The carrying amounts of assets and liabilities related to these discontinued businesses as of December 31, 2003 are as follows:

Balance Sheet — December 31, 2003

	Thomson Media	DBM	Sheshunoff	Total 2003
Current assets:
Accounts receivable, net of allowances	24	30	1	55
Other current assets	7	3	2	12

Total current assets	31	33	3	67

Non-current assets:
Property and equipment	6	17	3	26
Identifiable intangible assets	133	63	38	234
Goodwill	66	95	—	161
Other non-current assets	—	5	7	12

Total non-current assets	205	180	48	433

Current liabilities:
Accounts payable and accruals	22	14	1	37
Deferred revenue	32	34	12	78

Total current liabilities	54	48	13	115

Non-current liabilities:
Other non-current liabilities	4	—	—	4
Deferred income taxes	26	27	—	53

Total non-current liabilities	30	27	—	57

The earnings from discontinued operations for the years ended December 31, 2004 and 2003 are summarized below:

Year ended December 31, 2004

	Thomson Media	DBM	Sheshunoff	Other	Total 2004
Revenues from discontinued operations	152	28	11	—	191

Earnings (loss) from discontinued operations before income taxes	26	3	(4)	—	25
Gain (loss) on sale of discontinued operations	163	(21)	—	2	144
Income taxes	(77)	28	7	21	(21)

Earnings from discontinued operations	112	10	3	23	148

Year ended December 31, 2003

	Thomson Media	DBM	Healthcare Magazines	Sheshunoff	Other	Total 2003
Revenues from discontinued operations	170	241	63	33	2	509

Earnings (loss) from discontinued operations before income taxes	14	(27)	8	(21)	(1)	(27)
Gain on sale of discontinued operations	—	—	103	—	5	108
Income taxes	(5)	(10)	(43)	5	4	(49)

Earnings (loss) from discontinued operations	9	(37)	68	(16)	8	32

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers, which were sold in 2000 and 2001, the Company adjusted its related tax liabilities, which resulted in a tax benefit of $19 million for the year ended December 31, 2004. Additionally, in 2004 and 2003, the Company adjusted disposal liabilities related to Thomson Newspapers resulting in $2 million (2003 — $5 million) of earnings from discontinued operations for the year ended December 31, 2004. These amounts are included within "Other" above.

Proceeds from disposals of discontinued operations within the consolidated statement of cash flow for the year ended December 31, 2004 include taxes paid related to the 2003 sale of the portfolio of healthcare magazines. The tax payment related to the sale of Thomson Media will be made in the first quarter of 2005.

Note 7: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in Note 15.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	2004	2003
Earnings from continuing operations	863	833
Dividends declared on preference shares	(3)	(9)
Net gain on redemption of Series V Preference Shares	—	21

Earnings from continuing operations attributable to common shares	860	845

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2004	2003
Weighted average number of common shares outstanding	654,827,909	653,402,326
Vested deferred share units	473,448	369,088

Basic	655,301,357	653,771,414
Effect of stock and other incentive plans	625,946	380,364

Diluted	655,927,303	654,151,778

Note 8: Accounts Receivable Allowances

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2004	2003
Balance at beginning of year	339	364
Charges	437	444
Write-offs	(440)	(482)
Other	9	13

Balance at end of year	345	339

Other includes additions from acquisitions and the impact from foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

Note 9: Inventories

Inventories consist of the following:

	2004	2003
Raw materials	23	26
Work in process	33	33
Finished goods	256	250

	312	309

Note 10: Property and Equipment

Property and equipment consist of the following:

As at December 31, 2004	Cost	Accumulated Depreciation	Property and equipment, net
Land, buildings and building improvements	541	(221)	320
Furniture, fixtures and equipment	973	(649)	324
Computer hardware	1,107	(815)	292
Internal-use computer software	1,712	(1,024)	688

	4,333	(2,709)	1,624

As at December 31, 2003	Cost	Accumulated Depreciation	Property and equipment, net
Land, buildings and building improvements	499	(186)	313
Furniture, fixtures and equipment	902	(593)	309
Computer hardware	1,026	(749)	277
Internal-use computer software	1,400	(761)	639

	3,827	(2,289)	1,538

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2004 was $620 million (2003 — $587 million), of which $270 million (2003 — $239 million) represented amortization of capitalized internal-use computer software.

Note 11: Identifiable Intangible Assets

The following table presents the details of identifiable intangible assets as at December 31, 2004 and 2003.

As at December 31, 2004	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	466	(120)	346
Customer relationships	2,116	(580)	1,536
Databases and content	1,377	(462)	915
Publishing rights	1,592	(578)	1,014
Other	172	(71)	101

	5,723	(1,811)	3,912
Indefinite useful lives:
Tradenames	809		809

	6,532	(1,811)	4,721

As at December 31, 2003	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	341	(91)	250
Customer relationships	1,707	(466)	1,241
Databases and content	1,224	(373)	851
Publishing rights	1,565	(501)	1,064
Other	140	(63)	77

	4,977	(1,494)	3,483
Indefinite useful lives:
Tradenames	851		851

	5,828	(1,494)	4,334

The amortization charge in 2004 was $286 million (2003 — $279 million).

As at December 31, 2004, the average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 20 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

Note 12: Goodwill

The following table presents net goodwill by operating segment for the years ended December 31, 2004 and 2003.

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Total
Balance at December 31, 2002	3,152	2,830	1,518	345	7,845
Acquisitions	98	19	—	2	119
Disposals	(1)	—	(2)	—	(3)
Adjusted purchase price allocations	(4)	(56)	(16)	—	(76)
Translation and other, net	74	71	45	14	204

Balance at December 31, 2003	3,319	2,864	1,545	361	8,089
Acquisitions	30	225	332	349	936
Disposals	—	—	(1)	—	(1)
Adjusted purchase price allocations	(27)	(2)	(3)	1	(31)
Translation and other, net	41	40	33	12	126

Balance at December 31, 2004	3,363	3,127	1,906	723	9,119

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in decreases in goodwill of $12 million (2003 — increases of $2 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $19 million (2003 — $78 million).

Note 13: Capitalized Software Intended to be Marketed

	2004	2003
Capitalized software	182	135
Accumulated amortization	(100)	(86)

	82	49

The amortization charge in 2004 was $33 million (2003 — $25 million).

Note 14: Financial Instruments

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts" and are based on period-end exchange rates, as applicable.

For non-U.S. dollar denominated debt, which is hedged into U.S. dollars by derivative contracts, the primary debt carrying amounts are reflected in "Long-term debt" and "Current portion of long-term debt" in the consolidated balance sheet. The related receivables and payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included within "Other non-current assets", "Prepaid expenses and other current assets" and "Accounts payable and accruals" in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company's future earnings or cash flows.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2004, a significant portion of the Company's cash was on deposit with three such institutions.

Short-term Indebtedness

At December 31, 2004, short-term indebtedness was principally comprised of bank overdrafts. At December 31, 2003, short-term indebtedness was principally comprised of $76 million of commercial paper with an average interest rate of 1.1% after accounting for hedging arrangements.

Long-term Debt

The following is a summary of long-term debt:

	Carrying Amount			Fair Value
As at December 31, 2004	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	250	—	250	250	—	250
6.50% Debentures, due 2007	205	(25)	180	221	(45)	176
4.35% Debentures, due 2009	247	(1)	246	250	(4)	246
4.50% Debentures, due 2009	205	(21)	184	210	(26)	184
5.20% Debentures, due 2014	493	(1)	492	504	(11)	493
6.90% Medium-term notes, due 2008	329	(69)	260	362	(78)	284
6.85% Medium-term notes, due 2011	329	(75)	254	372	(83)	289
5.75% Notes, due 2008	400	—	400	423	—	423
4.25% Notes, due 2009	200	—	200	202	—	202
4.75% Notes, due 2010	250	—	250	258	—	258
6.20% Notes, due 2012	700	—	700	769	—	769
5.25% Notes, due 2013	250	—	250	260	—	260
Floating rate notes	125	—	125	125	—	125
Private placements, due 2005-2010	325	—	325	352	—	352

	4,308	(192)	4,116	4,558	(247)	4,311
Current portion	(295)	—	(295)

	4,013	(192)	3,821

	Carrying Amount			Fair Value
As at December 31, 2003	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	110	—	110	110	—	110
9.15% Debentures, due 2004	191	(9)	182	197	(22)	175
7.95% Debentures, due 2005	191	(5)	186	207	(23)	184
6.20% Debentures, due 2006	191	(25)	166	202	(22)	180
7.15% Debentures, due 2006	191	(6)	185	208	(25)	183
6.50% Debentures, due 2007	191	(11)	180	207	(32)	175
6.55% Medium-term notes, due 2007	343	(47)	296	372	(45)	327
6.90% Medium-term notes, due 2008	305	(45)	260	337	(43)	294
6.85% Medium-term notes, due 2011	305	(51)	254	339	(46)	293
5.75% Notes, due 2008	400	—	400	433	—	433
4.25% Notes, due 2009	200	—	200	203	—	203
6.20% Notes, due 2012	700	—	700	771	—	771
5.25% Notes, due 2013	250	—	250	259	—	259
Floating rate notes	125	—	125	125	—	125
Private placements, due 2004-2010	475	—	475	522	—	522

	4,168	(199)	3,969	4,492	(258)	4,234
Current portion	(484)	9	(475)

	3,684	(190)	3,494

The floating rate notes will mature on March 21, 2005. Interest, which is payable quarterly, is equal to U.S.$ LIBOR plus 0.65%. The private placements, of which $125 million is due in 2005, have interest rates ranging from 6.76% to 7.74%, with a weighted-average rate of 7.32% at December 31, 2004.

Bank and other debt at December 31, 2004 was primarily U.S. dollar denominated and comprised notes issued in connection with the Capstar acquisition (see Note 18), along with foreign currency denominated loans. Bank and other debt at December 31, 2003 was primarily denominated in foreign currencies. The debentures and medium-term notes are Canadian dollar denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, floating rate notes and private placements are U.S. dollar denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before hedging arrangements		After hedging arrangements
	2004	2003	2004	2003
Canadian dollar	1,808	1,908	—	—
U.S. dollar	2,418	2,183	4,034	3,892
Other currencies	82	77	82	77

	4,308	4,168	4,116	3,969

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2005	2006	2007	2008	2009	Thereafter	Total
Before hedging arrangements	295	86	342	835	652	2,098	4,308
After hedging arrangements	295	86	317	766	630	2,022	4,116

At December 31, 2004, undrawn and available bank facilities amounted to $1,490 million.

On November 26, 2004, the Company redeemed, prior to their scheduled maturity dates, four outstanding issuances of debt securities with an aggregate book value of Cdn $1.2 billion (approximately US$0.8 billion). The redeemed issuances were as follows:

  Cdn $250 million of 7.95% notes, due 2005

  Cdn $250 million of 6.20% notes, due 2006

  Cdn $250 million of 7.15% notes, due 2006

  Cdn $450 million of 6.55% notes, due 2007

A loss of $53 million was recorded as a result of these redemptions in "Net other income" in the consolidated statement of earnings and retained earnings, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two offerings also completed in November 2004. The offerings included Cdn$300 million of 4.35% notes due December 1, 2009 and Cdn$600 million of 5.20% notes due December 1, 2014.

The Company entered into a swap for the 4.35% note that converted the obligation to US$246 million at a fixed interest rate of 3.92%. The Company also entered into three combination currency and interest rate swaps for the 5.20% notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million. The net proceeds of $733 million were used to partially fund the redemption.

In July 2004, the Company repaid Cdn$250 million of 9.15% notes for US$182 million. Additionally, in July 2004, the Company repaid US$150 million of private placement debt.

In May 2004, Thomson completed an offering of US$250 million, 4.75% global notes due 2010. In June 2004, Thomson completed an offering of Cdn$250 million, 4.50% notes due 2009. The Company entered into two currency swaps to convert the obligation to US$184 million at a floating rate of interest. The Company used the net proceeds of $432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.

In August 2003, Thomson completed an offering of $450 million of global notes. The offering included $200 million of 4.25% unsecured notes due 2009 and $250 million of 5.25% unsecured notes due 2013. The Company entered into an interest rate swap related to the 4.25% notes due 2009 to convert these notes from a fixed rate of interest to a floating rate of interest. This interest rate swap was unwound in 2004. Thomson used a portion of the $445 million in proceeds to redeem $250 million of preferred shares issued to a subsidiary of Thomson's principal shareholder, The Woodbridge

Company Limited ("Woodbridge", see Note 23) and used the balance to repay other outstanding indebtedness and for general corporate purposes.

Interest Rate Risk Exposures

Thomson uses interest rate swap agreements to manage the mix of fixed and floating interest rates in its debt portfolio. Thomson had no interest rate swap agreements at December 31, 2004. The fair value of interest rate swap agreements as at December 31, 2003 was $49 million in favor of the counterparties.

After taking account of hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

	2004	Average interest rate	% Share	2003	Average interest rate	% Share
Total fixed	3,399	5.6%	83%	3,421	6.5%	86%
Total floating	717	2.6%	17%	548	2.0%	14%

	4,116	5.1%	100%	3,969	5.8%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 83% to 17%, respectively. Floating interest rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year.

At December 31, 2004, the fair value of foreign exchange contracts was approximately $1 million in favor of the counterparties (2003 — $4 million in favor of Thomson), and consisted of foreign exchange contracts with gains of nil (2003 — $5 million) and losses of $1 million (2003 — $1 million).

Investments

At December 31, 2004, investments accounted for using the equity method had a carrying amount of $87 million (2003 — $87 million). These investments did not have market quotations. Losses from equity method investments were nil in 2004 (2003 — $13 million)

At December 31, 2004, investments accounted for using the cost method totaled $8 million (2003 — $48 million). During 2004, an investment with a book value of $40 million was sold for $75 million. During 2003, Thomson determined that certain of its cost method investments had experienced losses in value that were other than temporary. A reduction in the carrying values of those investments of $4 million for the year ended December 31, 2003 was included in "Net other income" in the consolidated statement of earnings and retained earnings.

The investments accounted for under both the equity and cost methods are included in "Other non-current assets" in the consolidated balance sheet.

Note 15: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common Share Capital		Cumulative Redeemable Preference Share Capital
	Number of Shares	Stated Capital	Series II	Series V	Contributed Surplus	Total Capital
Balance, December 31, 2002	651,150,484	2,361	110	332	31	2,834
Redemption of Series V Preference Shares	—	—	—	(332)	21	(311)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	3,344,390	94	—	—	—	94
Common shares issued from stock option exercise and other employee programs	84,423	3	—	—	—	3
Stock option expense		—	—	—	19	19

Balance, December 31, 2003	654,579,297	2,458	110	—	71	2,639
Common shares issued under DRIP	326,068	11	—	—	—	11
Common shares issued from stock option exercise and other employee programs	226,462	7	—	—	—	7
Record deferred share units within contributed surplus	—	—	—	—	16	16
Transfer of contributed surplus for exercised stock options	—	2	—	—	(2)	—
Stock option expense	—	—	—	—	23	23

Balance, December 31, 2004	655,131,827	2,478	110	—	108	2,696

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Registered holders of the common shares may participate in the DRIP under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on The Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Dividends

Dividends on the Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on the Thomson common shares in equivalent Canadian funds or pounds sterling. Dividends declared per common share in 2004 were $0.755 (2003 — $1.153, including a special dividend of $0.428. See Note 22.).

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $11 million (2003 — $19 million) reinvested in common shares issued under the DRIP. In 2003, dividends paid on common shares are also shown net of $75 million reinvested through private placements of common shares with the Company's major shareholders. These private placements, together with the DRIP, satisfied the commitment of the Company's major shareholders to participate in the DRIP for at least 50% of the dividends declared on the Thomson common shares directly and indirectly owned by them. The Company's major shareholders acquired these common shares on the same terms and conditions under which Thomson issues common shares to shareholders participating in the DRIP. In July 2003, the Company's major shareholders agreed to discontinue such commitment.

Preference Share Capital

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series.

Series II, Cumulative Redeemable Preference Shares

As at December 31, 2004 and 2003, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Series V, Cumulative Redeemable Preference Shares

As at December 31, 2002, 18,000,000 shares of Series V, Cumulative Redeemable Preference shares were outstanding. On April 14, 2003, Thomson redeemed all of its outstanding Series V, Cumulative Redeemable Preference Shares for $308 million, which represented a price of Cdn$25.50 per share plus accrued dividends, and associated tax of $3 million.

At December 31, 2002, the shares were recorded within "Capital" within the consolidated balance sheet at their historical value of $332 million. The $21 million increase to contributed surplus represents the difference between the historical value of $332 million and the redemption amount of $308 million, which was due to exchange rate fluctuations of $30 million less the premium paid on the redemption of $6 million, and taxes of $3 million. This gain was included in the calculation of earnings attributable to common shares.

Note 16: Employee Future Benefits

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company's largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has determined the portions of its U.S. benefit plan that are actuarially equivalent and anticipates that it will be eligible to receive a subsidy beginning in 2006. The Company assessed and quantified this benefit in the second quarter of 2004 and, in accordance with CICA Handbook Section 3461, Employee Future Benefits and U.S. Financial Accounting Standards Board ("FASB") Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, has prospectively applied the expected benefit from the subsidy in its determination of benefit plan expense. This benefit reduced the employee benefit plans expense by $1 million in 2004. As the Act was signed after the measurement date of the Company's U.S. benefit plan, no effect of the Act was reflected in the Company's 2003 financial statements.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans' expenses and the accrued benefit obligations:

	Pensions		Other post-retirement plans
	2004	2003	2004	2003
Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.6%	8.2%	N/A	N/A
Discount rate	5.8%	6.3%	6.1%	6.7%
Rate of compensation increase	4.3%	4.7%	N/A*	5.2%
Assumptions used to determine benefit obligation:
Discount rate	5.8%	5.8%	6.1%	6.1%
Rate of compensation increase	4.3%	4.3%	N/A*	N/A*

* At the end of 2004 and 2003, plans consist almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns.

The Company's net defined benefit plan (income) expense is comprised of the following elements:

	Pensions				Other post-retirement plans
	Funded		Unfunded
	2004	2003	2004	2003	2004	2003
Current service cost	46	39	7	5	2	2
Interest cost	113	104	10	10	9	8
Expected return on plan assets	(156)	(148)	—	—	—	—
Amortization of net transition asset	—	3	—	—	—	—
Amortization of net actuarial losses	24	8	1	—	3	1
Amortization of prior service cost	1	—	2	3	—	—

Net defined benefit plan expense	28	6	20	18	14	11

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions				Other post-retirement plans
	Funded		Unfunded
	2004	2003	2004	2003	2004	2003
Benefit obligation
Beginning benefit obligation	1,914	1,632	173	142	159	126
Current service cost	46	39	7	5	2	2
Interest cost	113	104	10	10	9	8
Plan participants' contributions	5	4	—	—	1	1
Actuarial losses (gains)	39	126	(2)	14	(7)	33
Non-routine events	(4)	—	—	5	(1)	(2)
Acquisitions, net	6	—	—	1	2	—
Benefits paid	(105)	(77)	(7)	(7)	(11)	(10)
Translation adjustments	71	86	1	3	—	1

Ending benefit obligation	2,085	1,914	182	173	154	159

Plan assets
Beginning fair value of plan assets	1,821	1,532	—	—	—	—
Actual return on plan assets	207	213	—	—	—	—
Employer contributions	44	66	7	7	10	10
Plan participants' contributions	5	4	—	—	1	1
Benefits paid	(105)	(77)	(7)	(7)	(11)	(10)
Acquisitions, net	7	2	—	—	—	(1)
Translation adjustments	71	81	—	—	—	—

Ending fair value of plan assets	2,050	1,821	—	—	—	—

Funded status — deficit	(35)	(93)	(182)	(173)	(154)	(159)
Unamortized net actuarial loss	510	544	27	30	43	53
Unamortized past service costs	5	6	7	9	(1)	—
Unamortized net transitional asset	(6)	(6)	—	—	—	—
Post-measurement date activity*	1	26	2	2	2	3

Accrued benefit asset (liability)	475	477	(146)	(132)	(110)	(103)

*Consists primarily of contributions

The accrued benefit assets and liabilities are included within "Other non-current assets" and "Other non-current liabilities" within the consolidated balance sheet.

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans ("SERP") for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs total $33 million at December 31, 2004 and are included in "Other non-current assets" in the consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2004 were $1,761 million (2003 — $1,584 million). These plans had related fair values of plan assets of $1,674 million (2003 — $1,467 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

The average healthcare cost trend rate used was 10% for 2005, which is reduced ratably to 5% in 2010. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2004.

The Company's pension plans' allocation of assets as of the plans' measurement dates for 2004 and 2003 is as follows:

	Percentage of Plans' Assets
Asset Category
	2004	2003
Equity securities	56%	56%
Debt securities	44%	39%
Other	—	5%

Total	100%	100%

As of December 31, 2004 and 2003 there were no Thomson securities held in the Company's pension plans' assets.

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson's long-term contributions to the plans.

In the fourth quarter of 2004, the Company contributed $7 million to a benefit plan in the UK. In September 2003, the Company contributed $50 million to its principal qualified defined benefit pension plan in the U.S. In the fourth quarter of 2003, the Company contributed $31 million to various benefit plans, principally in the United Kingdom and Canada. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans.

Based on regulatory requirements, the Company was not obligated to make contributions in 2004 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market related factors, including asset values and interest rates, which are used to determine the plan's funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2005.

The benefit payments for the years ended December 31, 2004 and 2003 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2004, are as follows:

	Pensions		Other post-retirement plans
	Funded	Unfunded
Benefit Payments:
2003	77	7	10
2004	105	7	11
Estimated Future Payments:
2005	109	7	12
2006	112	8	11
2007	116	8	11
2008	121	8	11
2009	125	8	11
2010 to 2014	687	59	58

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $64 million in 2004 (2003 — $62 million).

Note 17: Contingencies, Commitments and Guarantees

Claims and Legal Actions

At December 31, 2004, certain lawsuits and other claims in the normal course of business were pending against Thomson. While the outcome of these matters is subject to future resolution, management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material effect on the Company's consolidated financial statements.

Regulatory Inquiry

During 2004, the Company received a subpoena from the U.S. Securities and Exchange commission ("SEC") for certain documents related to the operations of its Capital Markets Intelligence ("CMI") business. The Company is cooperating fully with the SEC. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. In 2004, approximately $34 million of the financial group's CMI revenues were related to the identification of institutional investors for its clients. At this time, the Company does not anticipate that the outcome of this matter will have a material adverse impact to its financial condition.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company's customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. Thomson is cooperating fully with the authorities in their inquiry. At this time, the Company does not anticipate that the outcome of this matter will have a material adverse impact to its financial condition.

Taxes

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. The Company's contingency reserves principally comprise possible issues for the years 2001 to 2004.

In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2004 were $196 million (2003—$193 million). The future minimum operating lease payments are $200 million in 2005, $172 million in 2006, $148 million in 2007, $112 million in 2008, $92 million in 2009 and $340 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, the Company is obligated for contingent consideration up to $150 million over the next three years, which will be considered additional purchase price, if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements. Additionally, the Company has capital commitments of $10 million, all of which is payable upon demand.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Note 18: Acquisitions and Disposals

Acquisitions

The number of transactions and related cash consideration completed during 2004 and 2003 were as follows:

	Year ended December 31,
	2004		2003
	Number of transactions	Cash Consideration	Number of transactions	Cash Consideration
Businesses and identifiable intangible assets acquired	56	1,551	25	233
Investments in businesses	1	6	2	3

	57	1,557	27	236

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2004 and 2003, the majority of the acquired goodwill is not deductible for tax purposes.

The details of net assets acquired are as follows:

	2004	2003
Cash and cash equivalents	220	25
Accounts receivable	74	23
Inventories	2	4
Prepaid expenses and other current assets	15	5
Property and equipment	78	8
Identifiable intangible assets	616	105
Goodwill	936	119
Other non-current assets	38	6

Total assets	1,979	295

Accounts payable and accruals	(137)	(27)
Deferred revenue	(106)	(29)
Other non-current liabilities	(25)	(6)

Total liabilities	(268)	(62)

Net assets	1,711	233

Allocations related to certain acquisitions, most notably Information Holdings Inc. acquired in November 2004, may be subject to adjustment pending final valuation.

As part of the Capstar acquisition, Thomson issued promissory notes to the seller of $160 million. This is treated as a non-cash transaction and therefore is excluded from the consolidated statement of cash flow.

As of December 31, 2004, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2004 totaled $31 million. Reserves recorded in connection with businesses acquired during the year ended December 31, 2004 were $33 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	Balance December 31, 2003	2004 Utilization	2004 Additions	Other Movements	Balance December 31, 2004
Severance and other employee-related costs	1	(3)	13	(1)	10
Lease cancellation and idle facility costs	4	(2)	18	(1)	19
Other exit costs	1	(1)	2	—	2

Total	6	(6)	33	(2)	31

The following provides a brief description of certain acquisitions completed during 2003 and 2004.

Date	Company	Acquiring market group	Description
November 2004	Information Holdings Inc.	Scientific & Healthcare	A provider of intellectual property and regulatory information.
October 2004	Capstar	Learning	A provider of competency assessment, learning and measurement and testing solutions
September 2004	KnowledgeNet Inc.	Learning	A provider of a learning platform that offers a combination of self-paced, instructor-led and mobile learning
May 2004	TradeWeb LLC	Financial	An online global trading platform for fixed income securities
May 2004	Starquote	Financial	A provider of financial information to the Canadian retail equity market
March 2004	CCBN.com, Inc.	Financial	A provider of web-based communications solutions for the investment community.
January 2004	BIOSIS	Scientific & Healthcare	A provider of custom and standard information resources for biological researchers.
December 2003	Quickfinder	Legal & Regulatory	A provider of tax reference materials and knowledge
July 2003	Tax Relief	Legal & Regulatory	A provider of integrated tax compliance and accounting software products
July 2003	Gage	Learning	A provider of educational materials to Canadian market
May 2003	Elite	Legal & Regulatory	A provider of integrated practice and financial management applications

The largest acquisitions in 2004 were Information Holdings Inc., which was purchased for $445 million, net of cash acquired, and TradeWeb LLC, which was purchased for $361 million, net of cash acquired, plus contingent payments of up to approximately $150 million over the next three years based upon the achievement of growth targets.

The identifiable intangible assets acquired are summarized as follows:

			Weighted-average amortization period (years)
	2004	2003	2004	2003
Finite useful lives:
Tradenames	77	14	8	14
Customer relationships	368	37	11	14
Databases and content	133	43	9	10
Other	38	11	6	8

	616	105

Disposals

In 2004, Thomson received $87 million (2003 — $288 million) cash consideration from the disposals of businesses and investments that did not qualify as discontinued operations within the following segments:

	2004	2003
Legal & Regulatory	—	4
Learning	—	—
Financial	1	5
Scientific & Healthcare	—	—
Corporate and other	86	279

	87	288

The disposals within Corporate and other in 2004 were the sale of an investment, as well as the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company owned by Kenneth R. Thomson. See Note 23. The disposal within Corporate and other in 2003 was the sale of the Company's 20% interest in BGM. See Note 22.

Note 19: Cumulative Translation Adjustment

An analysis of the cumulative translation adjustment shown separately in shareholders' equity in the consolidated balance sheet is as follows:

	2004	2003
Balance at beginning of year	259	(64)
Realized from disposal of investment	—	14
Net translation gains	199	309

Balance at end of year	458	259

Note 20: Stock-based Compensation

Stock Appreciation Rights Plan

Thomson has a stock appreciation rights ("SAR") plan that provides for the granting of SARs to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common stock less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common stock at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common stock on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2004, the authorized number of SARs was 20,500,000 and there were 3,179,536 units available for grant. Thomson recognized a benefit of $6 million related to the SAR plan for the year ended December 31, 2004 (2003 — $7 million expense) in the consolidated statement of earnings and retained earnings as a result of the change in the Company's share price as compared to the prior year-end.

A summary of the status of the Thomson SAR plan as of December 31, 2004 and 2003, and changes during the years ended on those dates, is as follows:

	2004		2003
	SARs	Canadian $ weighted-average exercise price	SARs	Canadian $ weighted-average exercise price
Outstanding at beginning of year	2,611,168	36.51	3,132,281	34.46
Granted	219,467	41.74	192,032	44.32
Exercised	(278,827)	31.09	(415,798)	23.44
Forfeited	(100,584)	44.18	(297,347)	38.31

Outstanding at end of year	2,451,224	37.28	2,611,168	36.51

Exercisable at end of year	1,953,396	35.85	2,085,323	34.46

The following table summarizes information on SARs outstanding at December 31, 2004:

SARs outstanding				SARs exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/04	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/04	Canadian $ weighted-average exercise price
21.77-32.125	489,586	1.9	23.54	489,586	23.54
35.00-44.50	1,718,442	5.3	39.07	1,255,797	37.84
48.40-57.45	243,196	6.5	52.24	208,013	52.88

Stock Incentive Plan

On January 24, 2000, the Board of Directors approved the adoption of a stock incentive plan, which authorizes the Company to grant officers and key employees stock options and other equity based awards. As of December 31, 2004 there were 5,769,181 shares available for grant (2003- 8,304,840).

Stock Options

Under the stock option plan, the exercise price of an option equals the closing market price of the Company's stock on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the options granted and exercised in Canadian dollars as of December 31, 2004 and 2003, and changes during the years ended on those dates, is as follows:

	2004		2003
	Options	Canadian $ weighted-average exercise price	Options	Canadian $ weighted-average exercise price
Outstanding at beginning of year	6,277,090	49.43	7,085,813	49.50
Granted	16,500	41.74	11,500	44.37
Exercised	(48,400)	41.00	(53,000)	41.00
Forfeited	(286,416)	49.77	(767,223)	50.62

Outstanding at end of year	5,958,774	49.46	6,277,090	49.43

Exercisable at end of year	4,952,559	50.16	3,734,394	50.22

        The following table summarizes information on Canadian dollar stock options outstanding at December 31, 2004:

Options outstanding				Options exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/04	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/04	Canadian $ weighted-average exercise price
40.69-44.40	1,480,900	5.3	41.04	1,132,775	41.02
45.90-48.70	2,436,174	6.9	48.37	1,822,127	48.36
50.85-57.45	2,041,700	6.0	56.86	1,997,657	56.97

A summary of the status of the stock incentive plan granted and exercised in U.S. dollars as of December 31, 2004, and changes during the years ended on those dates, is as follows:

	2004		2003
	Options	U.S.$ weighted-average exercise price	Options	U.S.$ weighted-average exercise price
Outstanding at beginning of year	5,240,395	29.96	2,576,802	26.30
Granted	2,934,033	33.71	2,689,968	33.42
Exercised	(59,500)	26.06	(1,875)	26.06
Forfeited	(158,625)	29.17	(24,500)	26.06

Outstanding at end of year	7,956,303	31.38	5,240,395	29.96

Exercisable at end of year	1,833,015	28.86	636,200	26.30

The following table summarizes information on U.S. dollar stock options outstanding at December 31, 2004:

Options outstanding				Options exercisable
U.S.$ range of exercise prices	Number outstanding at 12/31/04	Weighted-average remaining contractual life	U.S. $ Weighted-average exercise price	Number exercisable at 12/31/04	U.S. $ Weighted-average exercise price
26.06-29.70	2,318,802	8.0	26.13	1,127,151	26.10
30.79-33.76	5,637,501	9.4	33.55	705,864	33.26

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to compute an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2004, compensation expense recorded in connection with the stock incentive plan was $23 million (2003 — $19 million) before income taxes.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.56 and $7.63 for the years ended December 31, 2004 and 2003, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Risk-free interest rate	3.8%	3.5%
Dividend yield	2.3%	2.3%
Volatility factor	22.9%	24.4%
Expected life (in years)	6	6

Restricted Share Units

In 2004, the Company made an initial grant of restricted share units ("RSUs"), which give the holder the right to receive a specified number of shares at the specified vesting date. The RSUs granted in 2004 vest over a period of four years. The holders of RSUs have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional restricted share units based upon the dividend reinvestment plan as described in Note 15. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company's common stock on the day prior to the date of grant. During 2004, 30,167 RSUs were granted, 3,017 vested, and a net amount of 2,060 common shares, after the withholding of applicable employee taxes, were issued. At December 31, 2004 27,150 RSUs were outstanding and have a weighted average value of $34.68. No portion of the outstanding RSUs vest until December 31, 2005.

Note 21: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" are:

	2004	2003
Accounts receivable	(81)	(13)
Inventories	(9)	(20)
Prepaid expenses and other current assets	(44)	(39)
Accounts payable and accruals	31	3
Deferred revenue	—	63
Income taxes	(14)	(22)
Other	(40)	(79)

	(157)	(107)

Income taxes paid during 2004 were $322 million, $36 million of which related to the sale of the Company's portfolio of healthcare magazines (2003 — $233 million). Income tax refunds received during 2004 were $16 million (2003 — $18 million).

Note 22: Bell Globemedia Inc.

On March 17, 2003, the Company sold its 20% interest in Bell Globemedia Inc. ("BGM") to a company that is owned by the Thomson family for $279 million. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. One of the directors of the Company is also a director of the parent company of the financial advisor, but was not a member of the committee.

In connection with the sale, the Company paid a special dividend, equal to the proceeds received, of $0.428 per common share on March 17, 2003. During the fourth quarter of 2002, the Company had reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM. Upon completion of the sale of the Company's interest, it recognized a gain of $55 million recorded in "Net other income" within the consolidated statement of earnings and retained earnings, largely offsetting the previous non-cash writedown.

Note 23: Related Party Transactions

As at December 31, 2004 through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares. Mr. Thomson is a member of the Company's board of directors.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2004, the amounts charged for these rentals and services were approximately $3 million (2003 — $2 million). Additionally, in 2004, the Company paid a director, Mr. J.A. Tory, $80,000 (2003 — $89,000) for advisory services in connection with the Company's long-term tax and capital strategies.

The employees of Jane's Information Group, a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Jane's makes proportional contributions to these plans as required and makes matching contributions in accordance with the provisions of the defined contribution plan.

In 2004, the Company renewed its agreement with Woodbridge to reduce the cost of the Company's directors' and officers' insurance coverage. Under the terms of the agreement, the Company maintains standard directors' and officers' insurance for any amount up to $90 million with a third party insurance company. Woodbridge indemnifies this insurer for all liability in excess of $15 million but less than $90 million. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

In November 2004, Thomson sold its interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by the Company's controlling shareholder, Kenneth R. Thomson, for $14 million in cash. Thomson had certain Canadian non-capital tax losses that management did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded within "Net other income" within the consolidated statement of earnings and retained earnings. In connection with this transaction, the Company obtained a tax ruling and an independent accounting firm retained by the board of director's Corporate Governance Committee provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between Thomson and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of the Company's directors and chairman of the Company's Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In September 2003, the Company redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original term were redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within "Long-term debt" in the consolidated balance sheet.

In July 2003, Thomson announced that Woodbridge had agreed to discontinue its commitment to participate in the Company's dividend reinvestment plan. Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. All eligible Thomson shareholders, including Woodbridge, retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP.

In March 2003, the Company sold its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. See Note 22.

Note 24: Business Interruption Insurance

In 2004, the Company received a $19 million insurance recovery related to the events of September 11, 2001 in New York City. Of the claim received in 2004, $14 million related to a recovery of lost revenues due to business interruption, while the remaining $5 million was for a property claim. The $14 million business interruption portion, as well as the $5 million property claim, was recorded as a reduction of "Cost of sales, selling, marketing, general and administrative expenses" within the consolidated statement of earnings and retained earnings and is included in the financial group within the segmented information.

Note 25: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Operating Segments — 2004

	Revenues	Adjusted operating profit	Additions to capital assets(1)	Total assets
	(millions of U.S. dollars)
Legal & Regulatory	3,393	882	303	7,510
Learning	2,174	327	554	5,549
Financial	1,738	294	802	3,518
Scientific & Healthcare	836	222	595	1,600

Segment totals	8,141	1,725	2,254	18,177
Corporate and other(2)	—	(98)	5	1,466
Eliminations	(43)	—	—

	8,098	1,627	2,259	19,643

Operating Segments — 2003

	Revenues	Adjusted operating profit	Additions to capital assets(1)	Total Assets
	(millions of U.S. dollars)
Legal & Regulatory(3)	3,140	798	370	7,414
Learning(3)	2,052	336	242	5,109
Financial(3)	1,526	230	154	2,915
Scientific & Healthcare	760	186	26	995

Segment totals	7,478	1,550	792	16,433
Corporate and other(2)	—	(97)	14	1,752
Eliminations	(42)	—	—	—

	7,436	1,453	806	18,185

Discontinued operations				500

				18,685

Geographic Information — 2004

	Revenues	Capital assets(1)	Total assets
	(millions of U.S. dollars)
(by country of origin)
United States	6,390	12,476	15,558
Europe	1,045	2,356	3,091
Asia-Pacific	329	215	375
Canada	261	293	423
Other countries	73	124	196

Total	8,098	15,464	19,643

Geographic Information — 2003

	Revenues	Capital Assets(1)	Total Assets
	(millions of U.S. dollars)
(by country of origin)
United States	5,928	11,305	14,827
Europe	972	2,132	2,990
Asia-Pacific	271	199	357
Canada	198	204	313
Other countries	67	121	198

Total	7,436	13,961	18,685

(1)
Capital assets include property and equipment, identifiable intangible assets and goodwill.

(2)
Corporate and other includes corporate costs and costs associated with the Company's stock-related compensation expense.

(3)
Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 related to asset retirement obligations, with restatement of prior periods. As a result of the restatement, for the year ended December 31, 2003, each of Legal & Regulatory's, Learning's and Financial's Adjusted operating profit reflect an additional charge of $1 million as compared to the previously reported amounts. See Note 2 to the consolidated financial statements.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses Adjusted operating profit to measure the operating performance of its segments. The Company uses this measure because management does not consider amortization of identifiable intangible assets to be a controllable operating cost for purposes of assessing the current performance of its segments. Adjusted operating profit does not have any standardized meaning prescribed by Canadian GAAP.

The following table reconciles Adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	For the Year Ended December 31,
	2004	2003
Adjusted operating profit	1,627	1,453
Less:
Amortization	(286)	(279)

Operating profit	1,341	1,174

Note 26: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31,
	2004	2003
Net earnings under Canadian GAAP	1,011	865
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	—	12
Asset retirement obligations	(11)	3
Business combinations	36	15
Related party transactions (notes 22 and 23)	(14)	(55)
Derivative instruments and hedging activities	11	18
Income taxes	(11)	(12)
Equity in net losses of associates, net of tax	(6)	—

Net income under U.S. GAAP	1,016	846

Other comprehensive income:
Foreign currency translation	198	319
Minimum pension liability (net of taxes in 2004 — ($1) million and 2003 — $2 million)	2	(13)
Net unrealized gains on cash flow hedges (net of taxes in 2004 and 2003 — $0 million)	40	52

Other comprehensive income	240	358

Comprehensive income	1,256	1,204

Earnings under U.S. GAAP from continuing operations	855	809
Earnings under U.S. GAAP from discontinued operations	161	37

Net income under U.S. GAAP	1,016	846

Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.30	$1.25
Discontinued operations, net of tax	0.25	0.06

Basic earnings per common share(1)	$1.55	$1.31

(1)
Earnings per common share is calculated after taking into account dividends declared on preference shares and the gain recognized in connection with the redemption of the Series V Preference Shares. For all periods, basic and diluted earnings per common share were equivalent except for discontinued operations for the year ended December 31, 2004. Diluted earnings per common share for discontinued operations was $0.24, which resulted in total diluted earnings per common share of $1.54 for the year ended December 31, 2004.

	As at December 31,
	2004	2003
Shareholders' equity under Canadian GAAP	9,962	9,193
Differences in GAAP increasing (decreasing) reported Shareholders' equity:
Asset retirement obligations	—	7
Business combinations	(618)	(647)
Minimum pension liability	(50)	(53)
Derivative instruments and hedging activities	18	(33)
Income taxes	155	171

Shareholders' equity under U.S. GAAP	9,467	8,638

Descriptions of the nature of the reconciling differences are provided below:

Development Costs

Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Asset Retirement Obligations

Under Canadian GAAP, effective January 1, 2004, as described in Note 2, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The equivalent U.S. GAAP standard was effective January 1, 2003. Because the Company did not consider the impact of this standard to be material for purposes of the reconciliation to US GAAP, this item was not treated as a difference between Canadian and U.S. GAAP in prior periods. The adoption of this standard in Canada reduced the December 31, 2003 balance of shareholders' equity under Canadian GAAP by $7 million. Under U.S. GAAP, the Company recognized this liability by recording it as a 2004 expense item, consisting of operating expenses of $11 million offset by a tax benefit of $4 million.

The 2003 reconciling items for asset retirement obligations represent the reversals of the Canadian GAAP restatement, as described in Note 2.

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $36 million increase to income (2003 — $15 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001 were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $618 million decrease in Shareholders' equity as of December 31, 2004 (2003 — $647 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $8,822 million at December 31, 2004 (2003 — $7,790 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $4,405 million at December 31, 2004 (2003 — $4,003 million).

Related Party Transactions

During the years ended December 31, 2004 and 2003, in accordance with Canadian GAAP, the Company recognized gains on transactions with entities associated with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. In 2004, the related party transaction was the sale of a wholly-owned subsidiary whose only asset was tax losses to a company controlled by Kenneth R. Thomson which resulted in a gain of $14 million. In 2003, the related party transaction was the sale of the Company's 20% interest in BGM to a company that is owned by the Thomson family which resulted in a gain of $55 million.

In accordance with Canadian GAAP, within the consolidated statement of cash flow, these related party transactions were included in cash used in investing activities. Under U.S. GAAP, the cash received would have been classified as a financing activity. For the year ended December 31, 2004, cash used in investing activities would have been $14 million higher, or $1,477 million (2003 — $279 million higher, or $740 million), and cash used in financing activities would have decreased by the same amount to $615 million (2003 — $949 million).

Derivative Instruments and Hedging Activities

Under Canadian GAAP, the fair values of derivative instruments that are treated as hedges are disclosed in the notes to the consolidated financial statements as at and for the year ended December 31, 2004, but not recorded in the consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Accordingly, under U.S. GAAP as at December 31, 2004, prepaid expenses and other current assets were $5 million lower (2003$6 million higher), other non-current assets were $3 million lower (2003 — unchanged), accounts payable and accruals were $1 million higher (2003 — unchanged), long-term debt was $22 million higher (2003 — $37 million higher) and other non-current liabilities were $49 million lower (2003 — $2 million higher) as compared to Canadian GAAP.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

Equity in Net Losses of Associates, net of tax

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Employee Future Benefits

Certain of the Company's defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual measurement date for those plans. With respect to those plans, U.S. accounting standards require the recognition of an "additional minimum liability" of $50 million (2003—$53 million), with a corresponding reduction in shareholders' equity. If, at a subsequent date, the fair market value of the pension assets exceeds the accumulated benefit obligations, the equity adjustment would be reversed. This adjustment has no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian GAAP, the liability and the reduction in equity resulted in a reconciling item.

The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2004 was $168 million (2003—$150 million). These plans had related fair values of plan assets of $161 million (2003—$113 million).

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses which bypass the traditional income statement and are recorded directly into shareholders' equity on a U.S. GAAP basis. In 2004 and 2003, the components of other comprehensive income consist of unrealized gains and losses relating to the translation of foreign currency financial statements, minimum pension liabilities, hedging activity and certain investment securities. Accumulated other comprehensive income as at December 31, 2004 was a gain of $434 million (2003—gain of $194 million).

Note 27: Subsequent Events

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million over five years. See Note 23.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company's customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. See Note 17.

THE THOMSON CORPORATION

SIX-YEAR SUMMARY
(Unaudited)

        The following table includes measurements for Adjusted EBITDA and Adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to the consolidated statement of earnings and retained earnings are included in management's discussion and analysis.

	2004	2003	2002	2001	2000	1999
	(millions of U.S. dollars)
Revenues
Legal & Regulatory	3,393	3,140	2,958	2,840	2,638	2,389
Learning	2,174	2,052	2,036	1,752	1,429	1,118
Financial	1,738	1,526	1,622	1,704	1,551	1,255
Scientific & Healthcare	836	760	696	617	636	699
Eliminations	(43)	(42)	(42)	(34)	(31)	—

	8,098	7,436	7,270	6,879	6,223	5,461

Adjusted EBITDA(1)
Legal & Regulatory	1,085	980	928	860	778	708
Learning	521	520	465	385	345	258
Financial	476	406	413	400	331	312
Scientific & Healthcare	251	217	189	160	152	145
Corporate and other(2)	(86)	(83)	(57)	(75)	(144)	(101)

	2,247	2,040	1,938	1,730	1,462	1,322

Adjusted operating profit(3)
Legal & Regulatory(4)	882	798	768	713	650	580
Learning(4)	327	336	301	243	218	149
Financial(4)	294	230	244	246	206	209
Scientific & Healthcare	222	186	162	136	124	107
Corporate and other(2)	(98)	(97)	(70)	(75)	(144)	(101)

	1,627	1,453	1,405	1,263	1,054	944

(1)
Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense) and equity in losses of associates, net of tax and, in 2000 and 1999, Year 2000 costs.

(2)
Corporate and other includes corporate costs, minority interests and costs associated with the Company's stock-related compensation expense

(3)
Adjusted operating profit excludes amortization and restructuring charges and, in 2000 and 1999, Year 2000 costs.

(4)
Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 related to asset retirement obligations, with restatement of prior periods.

        Prior year amounts have been restated for discontinued operations and reclassified to conform with the current year's presentation.

THE THOMSON CORPORATION

SIX-YEAR SUMMARY (CONTINUED)
(Unaudited)

        The following table includes measurements for adjusted earnings and adjusted earnings per common share from continuing operations which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statements are included in the management's discussion and analysis.

	2004	2003	2002	2001	2000	1999
	(millions of U.S. dollars, except per common share amounts)
Earnings attributable to common shares(1)	1,008	877	585	741	1,220	531

Basic and diluted earnings per common share(1)	$1.54	$1.34	$0.91	$1.18	$1.96	$0.86

Supplemental Information:
Earnings attributable to common shares as above	1,008	877	585	741	1,220	531
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges, Year 2000 costs, and redemption of Series V preference shares	(14)	(87)	39	(206)	2	52
Proportionate share of goodwill impairment recognized by BGM	—	—	67	—	—	—
One-time tax benefits	(41)	(64)	—	—	(105)	—
Earnings from discontinued operations	(148)	(32)	(63)	(103)	(682)	(161)
Effect of new accounting standard(2)	—	—	—	188	143	111

Adjusted earnings from continuing operations	805	694	628	620	578	533

Adjusted basic and diluted earnings per common share from continuing operations	$1.23	$1.06	$0.98	$0.99	$0.93	$0.86

(1)
Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 related to asset retirement obligations, with restatement of prior periods.

(2)
Under CICA Handbook Section 3062, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized beginning in 2002. This adjustment removes the amortization related to these assets in prior periods.

QuickLinks

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
MANAGEMENT REPORT
AUDITORS' REPORT
COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON CANADA — UNITED STATES OF AMERICA REPORTING DIFFERENCES
THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
THE THOMSON CORPORATION CONSOLIDATED BALANCE SHEET
THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF CASH FLOW
The Thomson Corporation Notes to Consolidated Financial Statements (unless otherwise stated, all amounts are in millions of U.S. dollars)
THE THOMSON CORPORATION SIX-YEAR SUMMARY (Unaudited)
THE THOMSON CORPORATION SIX-YEAR SUMMARY (CONTINUED) (Unaudited)